Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 9, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1173
                       Global Growth Portfolio, Series 1
                       File Nos. 333-194592 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated April 4, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1173, filed on March 14, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Growth Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The second paragraph of this section states that the Trust will invest at least 40% of its assets in the securities of non-U.S. companies "headquartered in at least three different countries." Please explain to us how being headquartered in a particular country ties a company to the economic fortunes and risks of that country. See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).

     Response: The second sentence of the second paragraph has been revised to state: "As of the initial date of deposit, the trust will invest at least 40% of its assets in the securities of non-U.S. companies located in at least three different countries, as defined by Russell Investments."

Investment Summary -- Security Selection

      2. The second paragraph of this section describes the regional groupings used in the Trust's security selection methodology, including regions defined as "developed" and "emerging/frontier." In the discussion of principal risks, please disclose the risks associated with the Trust's investments in emerging/frontier regions.

     Response: The word "frontier" has been deleted. In addition, the final portfolio for the Trust has not been selected. Additional risk disclosures will be made in the Principal Risks section, if the Trust's portfolio includes securities of issuers located in emerging markets.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren